EXHIBIT 99.1

Colliers International Issues €210 Million of Senior Notes

Already-strong balance sheet further reinforced by long-term, attractively priced Euro-denominated 2.23% senior unsecured notes due 2028

TORONTO, May 17, 2018 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) ("Colliers") announced today that it has reinforced its already-strong balance sheet with the issuance of €210 million of senior unsecured notes, with a ten-year term and a fixed interest rate of 2.23%. The senior notes were placed privately and rank equally with Colliers’ senior unsecured revolving credit facility. The proceeds of the issuance will be drawn on May 30, 2018. Colliers intends to use the proceeds for general corporate purposes and to reduce outstanding borrowings under its revolving credit facility.

“This Euro-denominated debt issuance aligns extremely well with the significant investments we have made in our European operations over the past few years, providing us with a natural hedge on foreign exchange risk,” said Christian Mayer, Vice President, Finance & Treasurer.

“This issuance extends our debt maturities, increases our fixed-rate debt profile to mitigate the impact of future increases in interest rates and secures attractively priced debt capital from high quality institutions for the long term,” said John B. Friedrichsen, Chief Financial Officer. “We look forward to a long and mutually rewarding relationship with our note-holders as we continue to execute our disciplined growth strategy in the years to come,” he concluded.

The notes offered in the private placement have not been registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States absent registration with the US Securities and Exchange Commission or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes described in this press release, nor shall there be any sale of notes in any jurisdiction in which such an offer, sale or solicitation would be unlawful prior to registration under the securities laws of such jurisdiction.

About Colliers International Group Inc.

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry-leading real estate services company with a global brand operating in 69 countries and a workforce of more than 12,000 skilled professionals serving clients in the world’s most important markets. Colliers is the fastest-growing publicly listed global real estate services company, with 2017 corporate revenues of $2.3 billion ($2.7 billion including affiliates). With an enterprising culture and significant employee ownership and control, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 13 consecutive years, more than any other real estate services firm. Colliers has also been ranked the number one property manager in the world by Commercial Property Executive for two years in a row.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Forward-Looking Statements
Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COLLIERS CONTACT:

John B. Friedrichsen
Chief Financial Officer
(416) 960-9500